Sibanye Stillwater Limited

Reg. 2014/243852/06

Registered Address:

Constantia Office Park

Bridgeview House • Building 11 • Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park • 1709

Postal Address:

Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington D.C. 20549 — 7010
United States of America

Attention: Joseph Klinko and John Cannarella

August 6, 2020

By EDGAR

Dear Mr. Klinko and Mr. Cannarella,

Re:                          Sibanye Stillwater Limited
Form 20-F for Fiscal Year Ended December 31, 2019
Filed on April 28, 2020
File No. 333-234096

We refer to your comment letter (the “Comment Letter”) dated July 10, 2020 setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on the above referenced Annual Report on Form 20-F (the “2019 Form 20-F”) of Sibanye Stillwater Limited (the “Company” or “Sibanye-Stillwater”). For your convenience, we have set forth below the text of the Staff’s comments, followed by our response.

Financial Statements

Note 16 Equity- Accounted Investments, page 348

1.              Please provide us with the significance tests that you performed under Rules 1-02(w) and 3-09 of Regulation S-X, applicable by way of Instruction 1 to Item 8 of Form 20-F, in determining that you were not required to file the financial statements of Rand Refinery Proprietary Limited and Mimosa Investments Limited along with your annual report.

www.sibanyestillwater.com

Directors: Vincent Maphai* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Savannah Danson*

Elaine Dorward-King * Harry Kenyon-Slaney* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*

Lerato Matlosa (Corporate Secretary) (* Independent Non-Executive)

Response

The Company acknowledges the Staff’s comment and respectfully submits the requested information below with respect to Rand Refinery Proprietary Limited (“Rand Refinery”) and Mimosa Investments Limited (“Mimosa”).

Requirements of Rule 3-09

An SEC registrant that has an equity method investee must consider whether financial information about the investee should be provided in any reports filed with the SEC that include the registrant’s financial statements. If an equity method investee is considered significant to a registrant, the registrant may be required to provide separate financial statements of the investee in certain filings with the SEC, summarized financial information of the investee in the footnotes to its financial statements, or both.

The amount of information a registrant must present depends on the level of significance, which is determined by performing the significant subsidiary tests in Regulation S-X, Rule 1-02(w) (“Rule 1-02(w)”).

To determine whether separate financial statements are required for an equity method investee, Rule 3-09 requires that a registrant must apply both the first significant subsidiary test (the “Investment Test”) of Rule 1-02(w) and the third significant subsidiary test of Rule 1-02(w) (the “Income Test”, and together with the Investment Test, the “Significance Tests”).

In May 2020, the SEC adopted amendments(1) (the “Amendments”) which amended the Significance Tests (the “New Significance Tests”). Although the Amendments will become effective as of January 1, 2021 (the “Effective Date”), voluntary compliance prior to the Effective Date is permitted. The key revision impacting the Company’s Rule 3-09 assessment is that the Income Test now contains a newly added revenue component to the assessment (the “New Income Test”), instead of being based solely on the income component contained under the rules in place prior to the Amendments.

Application of Rule 3-09

As illustrated by the calculations set out below, which are based on amounts obtained from the 2019 Form 20-F:

•                               under the Significance Tests, for the years ended December 31, 2019, 2018 and 2017:

•                               Rand Refinery did not meet the 20% threshold for the Investment Test and the Income Test; and

•                               Mimosa did not meet the 20% threshold for the Investment Test but exceeded the threshold for the Income Test in 2019 and 2018(2).

•                               under the New Significance Tests, for the years ended December 31, 2019, 2018 and 2017:

•                               Rand Refinery did not meet the 20% threshold for the Investment Test and the New Income Test; and

•                               Mimosa did not meet the 20% threshold for the Investment Test and the New Income Test.

Based on the results of the Significance Tests carried out at the time when Sibanye-Stillwater filed its 2019 Form 20-F and for the reasons discussed below, the Company determined that it was not required to file

(1)    SEC’s Adopting Release No. 33-10786; “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

(2)    On November 26, 2019, Sibanye-Stillwater received permission from the SEC to omit filing the audited financial statements of Mimosa for the year ended June 30, 2019 in an amendment to Sibanye-Stillwater’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

the financial statements of either Rand Refinery or Mimosa along with its 2019 Form 20-F. Further, after electing to adopt the Amendments in their entirety (including in relation to any possible amendments to the 2019 Form 20-F), based on the results of the New Significance Tests and for the reasons discussed below, Sibanye-Stillwater concluded that it was not required to file the financial statements of either Rand Refinery or Mimosa as an amendment to its 2019 Form 20-F.

Significance Tests

Detailed below are the calculations of the Investment Test and the Income Test based on the Significance Tests rules in effect when Sibanye-Stillwater filed its 2019 Form 20-F (i.e., prior to the Amendments) for each of Rand Refinery and Mimosa.

Investment Test

Rand Refinery

	2019	2018	2017
	(SA rand millions, unless otherwise indicated)
Sibanye-Stillwater’s total assets	101,072	84,923	76,072
Net investment in Rand Refinery	397	239	198
Significance (%)	0.4%	0.3%	0.3%

Mimosa

	2019	2018	2017
	(SA rand millions, unless otherwise indicated)
Sibanye-Stillwater total assets	101,072	84,923	76,072
Net investment in Mimosa	2,688	2,492	2,013
Significance (%)	2.7%	2.9%	2.6%

In applying the Investment Test to calculate significance, Sibanye-Stillwater determined that neither Rand Refinery nor Mimosa met the significance threshold of 20% as set out in Rule 3-09.

Income Test

Numerator Calculation

The numerator is calculated based on the registrant’s proportionate share of the pre-tax income from continuing operations reflected in the separate financial statements of the investee prepared in accordance with U.S. Generally Accepted Accounting Principles (or, in the case of the Company, International Financial Reporting Standards) for the period in which the registrant recognises income or loss from the investee under the equity method adjusted for any basis differences. The Company considered the following basis differences(3):

•                               Rand Refinery and Mimosa did not have any minorities or discontinued operations for 2019, 2018 or 2017;

(3)    Details from the FRM in this section refer to the FRM based on the rules prior to the Amendments.

•                               When the investor’s basis in the net assets of the investee is determined, differences may result from fair value allocations assigned to the investee’s assets and liabilities (e.g., “equity method goodwill”) upon initial acquisition of the equity method investment or when additional interests have been acquired. Per inspection of the consolidated financial statements, these have been appropriately included in the equity accounted profit for each of Rand Refinery and Mimosa;

•                               According to the SEC’s Financial Reporting Manual (“FRM”) 2410.3, the following are items to exclude(4): impairment charges at the investor level, gains/losses from stock sales by the registrant, dilution gains/losses from stock sales by the investee, preferred dividends. Per inspection of the consolidated financial statements, no such items were noted for Rand Refinery and Mimosa;

•                               According to FRM 2410.6, a registrant should not eliminate intercompany transactions when determining the significance of an equity method investee, since the equity method investee is not consolidated. Per inspection of the consolidated financial statements, it was confirmed that no elimination entries were processed or required to be processed for Rand Refinery and Mimosa; and

•                               According to FRM 2410.7, when the year-end of the registrant and the investee differ, the Significance Tests should be determined using the investee’s financial results used by the registrant to calculate the registrant’s equity in the income or loss of the investee presented in the registrant’s financial statements, and not amounts derived from the investee’s financial statements required to be filed under Rule 3-09. Rand Refinery has an August 31 year-end. The equity accounted results disclosed for Rand Refinery in the Company’s 2019 Form 20-F are as at and for the 12 months ended 30 November 2019. Mimosa has a June 30 year-end. The equity accounted results disclosed for Mimosa in the Company’s 2019 Form 20-F are as at and for the 12 months ended December 31, 2019.

Accordingly, Sibanye-Stillwater concluded that it is appropriate to use the equity accounted results for Rand Refinery and Mimosa, and therefore, the numerator for the Income Test was calculated as follows:

Rand Refinery

	2019	2018		2017
	(SA rand millions, unless otherwise indicated)
Profit from continuing operations	777	434		372
Income tax	16	19		(55)
Profit before tax	793	453		317
Sibanye-Stillwater’s % ownership in Rand Refinery	44.4%	44.4%		33.1%
Sibanye-Stillwater’s equity interest in Rand Refinery’s profit before tax	352	150	(1)	105

Note:

(1)              The group recognised a 33.1% share in the results of Rand Refinery before the acquisition of DRDGOLD Limited during July 2018.

(4)                                 FRM 2410.3 notes that the list is not an exhaustive list.

Mimosa

	2019	2018	2017
	(SA rand millions, unless otherwise indicated)
Profit from continuing operations	754	421	350
Income tax	436	382	245
Profit before tax	1,190	803	595
Sibanye-Stillwater’s % ownership in Mimosa	50%	50%	50%
Sibanye-Stillwater’s equity interest in Mimosa’s profit before tax	595	402	298

Denominator Calculation

Generally, a registrant’s pre-tax income from continuing operations in the annual financial statements for the most recently completed audited fiscal year (e.g., the financial statements filed in the registrant’s current-year Form 10-K (or, in the case of Sibanye-Stillwater, its Form 20-F) is used as the denominator to perform the Income Test. Sometimes, however, an average of the registrant’s pre-tax income from continuing operations for five fiscal years must be used as described below.

Prior to the Amendments, Rule 1-02(w)(3) included the following computational notes 1 and 2:

“For purposes of making the prescribed income test the following guidance should be applied:

1.              When a loss exclusive of amounts attributable to any noncontrolling interests has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary exclusive of amounts attributable to any noncontrolling interests should be excluded from such income of the registrant and its subsidiaries consolidated for purposes of the computation.

2.              If income of the registrant and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.”

As it relates to the above two notes, FRM 2410.5 (in relation to Rule 1-02(w) before the Amendments) further noted the following:

“Income Test — Implementation Point 3 — Income Averaging

The registrant should not exclude its equity in the income or loss of the investee when determining whether the registrant qualifies for income averaging under computational note 2 to S-X 1-02(w). If a registrant qualifies to use income averaging and the tested equity method investee incurred a loss, then, pursuant to computational note 1 to S-X 1-02(w), the registrant’s equity in the income or loss of the investee should be excluded from the income of the registrant when computing the registrant’s average income.”

Accordingly, a registrant should first calculate its average income to determine whether average income should be used in the denominator of its income test. The Staff indicates in FRM 2015.8 that the computational note above is applicable regardless of whether a registrant reports income or a loss in the latest fiscal year. That paragraph further notes that if a registrant reports a pre-tax loss from continuing operations in any year within the five-year period, the loss years should be assigned a value of zero when the numerator for this average is calculated. The denominator should remain at five.”

Accordingly, the following steps were applied to calculate the Income Test:

Step one — Consider whether Sibanye-Stillwater should apply the average income:

Year	Sibanye- Stillwater Profit/ (Loss) before tax	Gross non- controlling interest before tax	Sibanye- Stillwater profit before tax attributable to owners
	(SA rand millions, unless otherwise indicated)
2019	(1,300)	442	(1,742)
2018	(1,437)	(23)	(1,414)
2017	(7,380)	5	(7,385)
2016	4,245	(433)	4,678
2015	915	(204)	1,119
2014	2,335	(45)	2,380
2013	1,954	7	1,947

Year	Average	Actual profit (absolute)	% Variance
	(SA rand millions, unless otherwise indicated)
2019	1,159	1,742	50%
2018	1,635	1,414	(13.5)%
2017	2,025	7,385	264.7%

From step one above, Sibanye-Stillwater concluded the following:

•                               2019 — to use adjusted actual income (absolute) as the denominator (since actual loss in absolute terms is more than calculated average);

•                               2018 — to use the average income for the past 5 years as the denominator (since actual loss in absolute terms is less by more than 10% to the calculated average); and

•                               2017 — to use adjusted actual income (absolute) as the denominator (since actual loss in absolute terms is more than calculated average).

Step two — adjustment of denominator:

Rand Refinery

For the purpose of step two to the calculation, the denominator as calculated above was adjusted as follows to calculate the Income Test of Rand Refinery:

Year	Sibanye-Stillwater Profit after excluding non-controlling interest	Rand Refinery profit/ (loss)	Rand Refinery to exclude (Yes/ No)	Adjusted profit/ (loss)
	(SA rand millions, unless otherwise indicated)
2019	(1,742)	352	Yes	(2,094)
2018	(1,414)	150	Yes	(1,564)
2017	(7,385)	105	Yes	(7,490)
2016	4,678	(162)	Yes	4,840
2015	1,119	159	No	1,119
2014	2,380	(138)	Yes	2,518
2013	1,947	72	No	1,947

Year	Description	Denominator
	(SA rand millions, unless otherwise indicated)
2019	Use adjusted actual (absolute)	2,094
2018	Calculated average (exclude 2018 and 2017 as loss years but keep the denominator consistent at five)	1,695
2017	Use adjusted actual (absolute)	7,490

Mimosa

For the purpose of step two to the calculation, the denominator as calculated above was adjusted as follows to calculate the Income Test of Mimosa:

Year	Sibanye-Stillwater Profit after excluding non-controlling interest	Mimosa profit/ (loss)	Mimosa to exclude (Yes/ No)	Adjusted profit/ (loss)
	(SA rand millions, unless otherwise indicated)
2019	(1,742)	595	Yes	(2,337)
2018	(1,414)	402	Yes	(1,816)
2017	(7,385)	298	Yes	(7,683)
2016	4,678	Year acquired and made profit	No	4,678
2015	1,119	N/A	N/A	1,119
2014	2,380	N/A	N/A	2,380
2013	1,949	N/A	N/A	1,949

Year	Description	Denominator
2019	Use adjusted actual (absolute)	2,337
2018	Calculated average (exclude 2018 and 2017 as loss years but keep the denominator consistent at five)	1,635
2017	Use adjusted actual (absolute)	7,683

FRM 2015.9 explains that if either a registrant or an equity method investee has incurred a pre-tax loss from continuing operations, the registrant should use the absolute value of this loss when performing the Income Test.

Step three — Income Test Significance Calculation:

Rand Refinery

The Income Test calculation for Rand Refinery is summarized as follows:

Description	2019	2018	2017
	(SA rand millions, unless otherwise indicated)
Numerator: Sibanye-Stillwater’s equity interest in income of Rand Refinery before tax	352	150	105
Denominator — Sibanye-Stillwater loss before tax (absolute) (refer above)	2,094	1,695	7,490
Significance (%)	16.8%	8.8%	1.4%

In sum, in applying the Income Test to assess significance, Sibanye-Stillwater determined that Rand Refinery did not exceed the significance threshold of 20% as set out in Rule 3-09.

Mimosa

The Income Test calculation for Mimosa is summarized as follows:

Description	2019	2018	2017
	(SA rand millions, unless otherwise indicated)
Numerator: Sibanye-Stillwater’s equity interest in income of Mimosa before tax	595	402	298
Denominator — Sibanye-Stillwater loss before tax (absolute) (refer above)	2,337	1,635	7,683
Significance (%)	25.5%	24.6%	3.9%

In sum, in applying the Income Test to assess significance, Sibanye-Stillwater determined that Mimosa exceeded the significance threshold of 20% as set out in Rule 3-09 by 5.5% in 2019 (2018: 4.6%).

Mimosa Audited Financial Statements

Mimosa is a foreign business (as defined in Regulation S-X, Rule 1-02(l)) with a June 30 year-end. Rule 3-09 permits a registrant to file the financial statements of an equity method investee that is a foreign business within six months after the investee’s fiscal year-end. Further, under FRM 2405.10, if the separate financial statements of a foreign equity method investee are due after the registrant’s Form 10-K (or, in the case of Sibanye-Stillwater, its Form 20-F), the financial statements should be filed in an amendment to the registrant’s annual report on Form 10-K (in the case of Sibanye-Stillwater, its Form 20-F).

Accordingly, although the significance of Mimosa was greater than the 20% threshold set out in Rule 3-09 at the time of the 2019 Form 20-F filing, Sibanye-Stillwater intended to seek a waiver from the SEC from the requirement under Rule 3-09 to provide audited financial statements for Mimosa for the year ended

June 30, 2020 in an amendment to the 2019 Form 20-F, consistent with the approach taken by Sibanye-Stillwater in November 2019.(5) However, shortly after Sibanye-Stillwater filed the 2019 Form 20-F and prior to seeking relief from the SEC, in May 2020, the SEC adopted the Amendments, which permitted voluntary compliance prior to the Effective Date. Sibanye-Stillwater elected to adopt the Amendments in their entirety. Accordingly, as set out in the “New Significance Tests” below, Sibanye-Stillwater has determined that none of its equity method investees met the 20% threshold for the Investment Test and the New Income Test, and therefore, Sibanye-Stillwater concluded that it was not required to file the financial statements of either Rand Refinery or Mimosa as an amendment to its 2019 Form 20-F.

New Significance Tests

The Amendments did not impact the calculations of the Investment Test for the purposes of Rule 3-09, and therefore, the calculations set out above under “Significance Tests—Investment Test,” remain unchanged. Detailed below are the calculations under the New Income Test for each of Rand Refinery and Mimosa.

New Income Test

The New Income Test introduced a revenue component and a modification to the income component of the Income Test. In order to trigger the requirement to provide an equity method investee’s financial statements under Rule 3-09, both the revenue and income components must yield a significant result.

The calculations under the New Income Test are set out below.

Revenue Component

Rand Refinery

	2019	2018	2017
	(SA rand millions, unless otherwise indicated)
Sibanye-Stillwater’s proportionate share of Rand Refinery’s revenue	360	213	214
Sibanye-Stillwater’s revenue	72,925	50,656	45,912
Significance (%)	0.5%	0.4%	0.5%

Mimosa

	2019	2018	2017
	(SA rand millions, unless otherwise indicated)
Sibanye-Stillwater’s 50% proportionate share of Mimosa’s revenue	2,343	1,857	1,688
Sibanye-Stillwater’s revenue	72,925	50,656	45,912
Significance (%)	3.2%	3.7%	3.7%

(5)                                 On November 26, 2019, Sibanye-Stillwater received permission from the SEC to omit filing the audited financial statements of Mimosa for the year ended June 30, 2019 in an amendment to Sibanye-Stillwater’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

Income Component

Numerator Calculation(6)

Rand Refinery

	2019	2018	2017
	(SA rand millions, unless otherwise indicated)
Profit from continuing operations	777	434	372
Income tax	16	19	(55)
Profit before tax	793	453	317
Sibanye-Stillwater’s % ownership in Rand Refinery	44.4%	44.4%	33.1%
Sibanye-Stillwater’s equity interest in Rand Refinery’s profit before tax	352	150	105

Mimosa

	2019	2018	2017
	(SA rand millions, unless otherwise indicated)
Profit from continuing operations	754	421	350
Income tax	436	382	245
Profit before tax	1,190	803	595
Sibanye-Stillwater’s % ownership in Mimosa	50%	50%	50%
Sibanye-Stillwater’s equity interest in Mimosa’s profit before tax	595	402	298

Income Component Significance Calculation(7)

Rand Refinery

	2019	2018	2017
	(SA rand millions, unless otherwise indicated)
Sibanye-Stillwater’s equity interest in Rand Refinery’s profit before tax	352	150	105
Sibanye-Stillwater’s loss before tax (absolute value)	2,094	1,564	7,490
Significance (%)	16.8%	9.6%	1.4%

(6)                                 For further details, see “Significance Tests—Income Test—Numerator Calculation.”

(7)                                 Generally, a registrant’s pre-tax income from continuing operations in the annual financial statements for the most recently completed audited fiscal year (e.g., the financial statements filed in the registrant’s current-year Form 10-K (or, in the case of Sibanye-Stillwater, its Form 20-F) is used to perform the Income Test unless certain conditions are met that require income averaging. Under the Amendments, however, an average of the registrant’s pre-tax income from continuing operations for the prior five fiscal years is only used for the income component if the registrant is not able to apply the revenue component. As Sibanye-Stillwater is able to apply the revenue component, it is not required to use the average income under the income component.

Mimosa

	2019	2018	2017
	(SA rand millions, unless otherwise indicated)
Sibanye-Stillwater’s equity interest in Mimosa’s profit before tax	595	402	298
Sibanye-Stillwater’s loss before tax (absolute value)	2,337	1,816	7,683
Significance (%)	25.5%	22.1%	3.9%

For Rand Refinery, both the revenue and the income components are not significant for the periods presented under the New Income Test. With respect to Mimosa, the income component is significant for 2019 (25.5%) and 2018 (22.1%). However, since the revenue component is not significant, Sibanye-Stillwater determined that Mimosa is not considered significant under the New Income Test.

For the reasons discussed above, in particular, Sibanye-Stillwater’s decision to adopt the Amendments in their entirety prior to the Effective Date, Sibanye-Stillwater has determined that it is not required to amend its 2019 Form 20-F in order to include the audited financial statements of either Rand Refinery or Mimosa.

*****

If Mr. Klinko, Mr. Cannarella or other members of the Staff have any questions regarding any of the above, they should feel free to contact the undersigned at +27 10 493 6908 or via e-mail at charl.keyter@sibanyestillwater.com. In the alternative, feel free to contact Thomas B. Shropshire Jr. (tel: +44 20 7456 3223; email: tom.shropshire@linklaters.com).

Sincerely,

/s/ Charl Keyter

Charl Keyter
Chief Financial Officer
Sibanye Stillwater Limited

cc:	Jacques Le Roux, Sibanye Stillwater Limited
Thomas B. Shropshire, Jr., Linklaters LLP
Pramit Nathoo, Ernst & Young Inc.